UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 19341

Halozyme Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of class of securities)

40637H109
(CUSIP NUMBER)

February 21, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

_____________________
1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 40637H109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION (See Instructions) United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 340,000
	6	SHARED VOTING POWER 5,198,050
	7	SOLE DISPOSITIVE POWER 340,000
	8	SHARED DISPOSITIVE POWER 5,198,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.22%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)	Name of Issuer:

Halozyme Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11588 Sorrento Valley Road, Suite 17, San Diego, CA 92121

Item 2(a)	Name of Persons Filing:

This statement on Schedule 13G is being filed on behalf of Mr. Randal J. Kirk (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for the Reporting Person is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141.

Item 2(c)	Citizenship:

Mr. Kirk is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2(e)	CUSIP Number:

40637H109

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4	Ownership:

(a)	Amount Beneficially Owned: 5,538,050(1)

(b)	Percent of Class: 9.22%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - 340,000

(ii)	shared power to vote or to direct the vote - 5,198,050(1)

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(iii)	sole power to dispose of or to direct the

disposition of - 340,000

(iv)	shared power to dispose of or to direct the

disposition of - 5,198,050(1)

(1)   Includes shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 510,500 shares held by RJK, L.L.C.; 135,000 shares held by Third Security Staff 2001, LLC; 3,000,000 shares held by Radford Investments Limited Partnership; and 1,552,550 shares held by Randal J. Kirk (2000) Limited Partnership.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐ .

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Date: March 3, 2006	/s/Randal J. Kirk
Randal J. Kirk

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